EXHIBIT A

                AMENDMENT OF RESTATED ARTICLES OF INCORPORATION

RESOLVED, that Article Three - A of the Restated Articles of Incorporation of Ralston Purina Company entitled CLASSES AND NUMBER OF SHARES, be amended to read as follows:

     "The aggregate number of shares of capital stock which the corporation is authorized to issue is 610,600,000 shares, consisting of:

     (a) 600,000,000 shares of Common Stock, par value $.10 per share ("Common Stock"); and

     (b) 10,600,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), of which 4,600,000 shares of Preferred Stock are designated as Series A ESOP Convertible Preferred Stock ("ESOP Stock")."

FURTHER RESOLVED that Article Three - D of the Restated Articles of Incorporation of Ralston Purina Company entitled TERMS OF COMMON STOCK, be amended to read in its entirety as follows:

     ``1. Voting Rights. On all matters to be voted on by the holders of shares of Common Stock, each outstanding share of Common Stock shall have one vote.

     2. Dividend Rights. Subject to the express terms of any outstanding series of Preferred Stock, dividends may be declared and paid upon the Common Stock out of funds of the corporation legally available therefor, in such amounts and at such times as the Board of Directors may determine. Funds otherwise legally available for the payment of dividends on the Common Stock shall not be restricted or reduced by reason of there being any excess of the aggregate preferential amount of any series of Preferred Stock outstanding over the aggregate par value thereof. Before any dividend, other than a dividend payable in Common Stock of the corporation, may be declared and paid with respect to any class of Common Stock outstanding, all cumulative dividends for past quarters and the dividend for the current quarter with respect to the ESOP Preferred Stock outstanding must be declared and paid, or